Exhibit 99.7

                                                                         TSX-V: AVU

                                                                                                          FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                         T: (604) 687-3520                 F: (604) 688-3392

March 28, 2013                                                                                                                 NR 06 - 2013

Avrupa Minerals reports on Covas Tungsten Project, NW Portugal

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report on further progress at the Covas Tungsten Joint Venture exploration program in NW Portugal.  The project is operated by Avrupa, and funded by Blackheath Resources Inc. (“Blackheath”), under a previously-announced earn-in agreement (see AVU news release, dated May 18, 2011).

Phase 1 of the exploration program at Covas is now complete, with all outstanding results in hand.  The program successfully confirmed and tested known skarn-related mineral occurrences and extensions, as well as new targets.  Work in Phase 1 included re-interpretation of historic magnetic data, completion of a gravity survey in the Covas Dome area, as well as geological mapping, rock sampling, and a total of 1,606 meters of core drilling in 15 completed drill holes in five separate target areas.  Review of all data and results is underway in preparation for the next phase of work, which will commence later this April and will include further core drilling later this year.

Highlights of the recent drilling program included previously-reported intercepts of high grade tungsten mineralization, particularly 2.11% WO3 over 7.98 meters starting at a depth of 44.57 meters in Hole CO 7/12 at the Telheira target and 1.56% WO3 over 11.40 meters starting at a depth of 52.70 meters in Hole CO 13/12 at the Lapa Grande target.  Other results from the drilling confirmed extensions of tungsten mineralization in the skarn zones at Covas (see news releases dated November 26, 2012 and March 1, 2013 for further details).  Only results from the final two holes at the Lapa Grande target have not been previously reported.  Hole CO 20/13 tested an area to the east of the known mineralized zone and returned weak tungsten grades, but with anomalous gold and silver mineralization averaging 0.31 g/t Au and 4.4 g/t Ag over 5 meters, starting at a depth of 53.70 meters.  The anomalous precious metal mineralization may be part of an intrusion-related gold target associated with a NW-trending fault zone passing close to the Lapa Grande prospect.  Hole CO 21/13 tested an extension to the west of the known Lapa Grande mineralization and intercepted 4.02 meters of skarn rocks starting at 62.63 meters and averaging 0.142% WO3 (see news release dated March 1, 2013 for drill hole locations).  The drill holes are all vertical, and intercepts are considered to represent close to true thickness of the mostly flat-lying mineralized zones.

Paul W. Kuhn, President and CEO of Avrupa Minerals commented, “The work, to date, indicates positive potential for the Covas prospect.  We will continue our targeting work this spring, with the objective of increasing the size of the known skarn-related tungsten deposits, and with developing a larger tungsten-gold target in the Covas Dome area.  We expect to advance the next exploration phase with a drilling program designed to fulfill both objectives during 2013.”

Covas is a past-producing tungsten mine, and remaining historic resources (indicated and inferred) on the property have been estimated at 922,900 metric tonnes of 0.78% WO3 by Union Carbide in 1980, based on work including 327 drill holes on the property. Mineralization is open to expansion. The price of tungsten has increased significantly in recent years and is currently approximately $36 per kilogram of contained tungsten trioxide. (These resources are historic in nature, prepared by Union Carbide Corp. in 1980 and are considered relevant. However, a qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and the Company is not considering the historical estimates as current mineral resources.)

Blackheath Resources Inc. is listed on the TSX Venture Exchange and is focused on tungsten exploration and development in Portugal.  Management of Blackheath has previous experience in tungsten mining operations in Portugal through Primary Metals Inc., the operator of the Panasqueira Tungsten Mine from 2003 to 2007.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator business model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including 10 in Portugal covering 2,276 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

 “Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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